UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation              CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                               24 UNDER THE PUBLIC UTILITY
                                                 HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, January 31, 2001 and December 19, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period October 1, 2002 through December 31, 2002. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         SCANA issued 6,000,000 shares of common stock on October 16, 2003. Net proceeds from the issuance totaled $146 million.

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 98,861 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. No options to purchase SCANA Common Stock were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 176,786 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 301,999 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

         None

4. SCANA guarantees issued during the quarter:

         SCANA renewed its guarantee of PrimeSouth, Inc.'s $5.0 million line of credit. The guarantee and the line of credit expire on December 31, 2004.

         SCANA's guarantee of the South Carolina Generating Company, Inc. note outstanding was reduced from $41.5 million to $37.8 million upon GENCO's repayment of principal.

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied.

         SCANA issued a guarantee to Murphy Gas Gathering, Inc. for SCANA Energy Marketing, Inc. (SEMI) in the amount of $5.0 million.

         SCANA issued a guarantee to The Energy Authority, Inc. for SEMI in the amount of $6.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Sequent Energy Management, L. P. for SEMI from $20.0 million to
         $30.0 million.

         SCANA issued a guarantee to Superior Natural Gas Corporation for South Carolina Pipeline Corporation (SCPC in the amount of $3.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Sequent Energy Management, L. C. for SCPC from $10.0 million to $15.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $305 million as authorized in the Holding Company Act Release 35-27137 (February 14, 2000).

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

A.       SCANA debt issuances:

              No long-term debt was issued during the period.
              No short-term indebtedness of SCANA was outstanding at any time during the period.

B. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $0.8 million to $29.1 million, at interest rates ranging from 1.33% to 1.82%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $232.0 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $12.5 million, at interest rates ranging from 1.34% to1.85%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $31.1 million.

              South Carolina Generating Company, Inc.:

              No short-term indebtedness of South Carolina Generating Company, Inc. was outstanding at any time during the period.

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed November 21, 2002 South Carolina Electric & Gas Company Form U-6B-2 filed November 18, 2002 South Carolina Electric & Gas Company Form U-6B-2 filed December 20, 2002 South Carolina Electric & Gas Company Form U-6B-2 filed December 20, 2002

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Exhibit A).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit B).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Not applicable).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         SCANA Corporation Form S-8 Post-Effective Amendment filed November 4, 2002. SCANA Corporation Form S-3/A filed October 1, 2002. SCANA Corporation Form S-3/A filed October 2, 2002. South Carolina Electric & Gas Company Form S-3 filed November 25, 2002.

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                              SCANA Corporation
                                   Registrant





                  by:     s/James E. Swan, IV
                          ------------------------------------

                          James E. Swan, IV
                          ------------------------------------
                                        (Name)
                                     Controller
                                       (Title)


Dated:  February 27, 2003

                                                               Exhibit A

      SCANA Corporation
     CONSOLIDATED BALANCE SHEETS
     (Unaudited)
--------------------------------------------------------------------------------
December 31,  (Millions of dollars)                        2002        2001
--------------------------------------------------------------------------------
Assets
Utility Plant
    Electric                                             $5,228       $4,855
    Gas                                                   1,593        1,536
    Other                                                   184          187
--------------------------------------------------------------------------------
    Total                                                 7,005        6,578
    Accumulated depreciation and amortization            (2,476)      (2,364)
--------------------------------------------------------------------------------
    Total                                                 4,529        4,214
    Construction work in progress                           677          544
    Nuclear fuel, net of accumulated amortization            38           45
    Acquisition adjustments, net of accumulated
      amortization                                          230          460
--------------------------------------------------------------------------------
    Utility Plant, Net                                    5,474        5,263
--------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation         95           93
Investments)                                                231          194
--------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                326          287
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                          397          212
    Receivables  (net of allowance for uncollectible
       accounts of $17 and $37)                             486          424
    Inventories (at average cost):
        Fuel                                                166          164
        Materials and supplies                               61           59
        Emission allowances                                  10           13
    Prepayments                                              40           21
    Investments                                               -          664
--------------------------------------------------------------------------------
    Total Current Assets                                  1,160        1,557
--------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                            27           34
    Nuclear plant decommissioning fund                       87           79
    Pension asset, net                                      265          239
    Other regulatory assets                                 268          210
    Other                                                   147          153
--------------------------------------------------------------------------------
    Total Deferred Debits                                   794          715
--------------------------------------------------------------------------------
            Total                                         $7,754      $7,822
================================================================================

    SCANA Corporation
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
   -----------------------------------------------------------------------------
   December 31,  (Millions of dollars)               2002            2001
   -----------------------------------------------------------------------------
   Capitalization and Liabilities
   Shareholders' Investment:
       Common equity                                $2,177          $2,194
       Preferred stock (Not subject to
         purchase or sinking funds)                    106             106
   -----------------------------------------------------------------------------
           Total Shareholders' Investment            2,283           2,300
   Preferred Stock, net (Subject to purchase
      or sinking funds)                                  9              10
   SCE&G-Obligated Mandatorily Redeemable
       Preferred Securities of SCE&G's
       Subsidiary Trust, SCE&G Trust I,
       holding solely $50 million principal
       amount of the 7.55% Junior Subordinated
       Debentures of SCE&G, due 2027                    50              50
   Long-Term Debt, net                               2,834           2,646
   -----------------------------------------------------------------------------
       Total Capitalization                          5,176           5,006
   -----------------------------------------------------------------------------

   Current Liabilities:
       Short-term borrowings                           209            165
       Current portion of long-term debt               413            739
       Accounts payable                                363            275
       Customer deposits                                39             41
       Taxes accrued                                    78             82
       Interest accrued                                 52             45
       Dividends declared                               39             34
       Deferred income taxes, net                        4            154
       Other                                            42             26
   -----------------------------------------------------------------------------
       Total Current Liabilities                     1,239          1,561
   -----------------------------------------------------------------------------

   Deferred Credits:
       Deferred income taxes, net                      747            720
       Deferred investment tax credits                 118            118
       Reserve for nuclear plant decommissioning        87             79
       Postretirement benefits                         131            122
       Other regulatory liabilities                    114            100
       Other                                           142            116
   -----------------------------------------------------------------------------
       Total Deferred Credits                        1,339          1,255
   -----------------------------------------------------------------------------

   Commitments and Contingencies                         -              -
   -----------------------------------------------------------------------------

              Total                                 $7,754          $7,822
   =============================================================================

                                                              Exhibit B


SOUTH CAROLINA ELECTRIC & GAS COMPANY
CONSOLIDATED BALANCE SHEETS
(Unaudited)
--------------------------------------------------------------- ---------------
December 31, (Millions of dollars)                  2002           2001
--------------------------------------------------------------- ---------------
Assets
Utility Plant
    Electric                                       $4,934         $4,563
    Gas                                               439            425
    Other                                             184            188
--------------------------------------------------------------- ---------------
        Total                                       5,557          5,176
    Accumulated depreciation and amortization      (1,912)        (1,841)
--------------------------------------------------------------- ---------------
        Total                                       3,645          3,335
    Construction work in progress                     604            511
    Nuclear fuel, net of accumulated amortization      38             45
--------------------------------------------------------------- ---------------
        Utility Plant, Net                          4,287          3,891
--------------------------------------------------------------- --------------

Nonutility Property and Investments, Net               25             24
--------------------------------------------------------------- ---------------

Current Assets:
    Cash and temporary investments                    115             78
    Receivables                                       245            212
    Receivables - affiliated companies                  2              4
    Inventories (at average cost)
        Fuel                                           48             39
        Materials and supplies                         53             48
        Emission allowances                            10             13
    Prepayments                                        24              6
--------------------------------------------------------------- ---------------
        Total Current Assets                          497            400
--------------------------------------------------------------- ---------------

Deferred Debits:
    Environmental                                      18             24
    Nuclear plant decommissioning fund                 87             79
    Pension asset, net                                265            239
     Due from affiliates - pension and
       postretirement benefits                         18             15
    Other regulatory assets                           243            193
    Other                                             112             97
--------------------------------------------------------------- ---------------
        Total Deferred Debits                         743            647
--------------------------------------------------------------- ---------------
            Total                                  $5,552         $4,962
=============================================================== ===============

   SOUTH CAROLINA ELECTRIC & GAS COMPANY
   CONSOLIDATED BALANCE  SHEETS
    (Unaudited)
   -----------------------------------------------------------------------------
   December 31, (Millions of dollars)               2002           2001
   -----------------------------------------------------------------------------
   Capitalization and Liabilities
   Shareholders' Investment:
       Common equity                               $1,966         $1,750
       Preferred stock (Not subject to
         purchase or sinking funds)                   106            106
   -----------------------------------------------------------------------------
           Total Shareholders' Investment           2,072          1,856
   Preferred Stock, net (Subject to
        purchase or sinking funds)                      9             10
   Company-Obligated Mandatorily Redeemable
       Preferred Securities of the
       Company's Subsidiary Trust, SCE&G
       Trust I, holding solely $50 million
       principal amount of the 7.55%
       Junior Subordinated Debentures of SCE&G,
       due 2027                                        50              50
   Long-Term Debt, net                              1,534           1,412
   -----------------------------------------------------------------------------
       Total Capitalization                         3,665           3,328
   -----------------------------------------------------------------------------

   Current Liabilities:
       Short-term borrowings                          178             165
       Current portion of long-term debt              144              28
       Accounts payable                               132              99
       Accounts payable - affiliated companies         69              78
       Customer deposits                               22              19
       Taxes accrued                                   93              80
       Interest accrued                                31              27
       Dividends declared                              42              42
       Deferred income taxes, net                      12              12
       Other                                           24               8
   -----------------------------------------------------------------------------
       Total Current Liabilities                      747             558
   -----------------------------------------------------------------------------

   Deferred Credits:
       Deferred income taxes, net                     610            599
       Deferred investment tax credits                108            109
       Reserve for nuclear plant decommissioning       87             79
       Due to affiliates - pension and
         postretirement benefits                       17             16
       Postretirement benefits                        131            122
       Regulatory liabilities                         109             81
       Other                                           78             70
   -----------------------------------------------------------------------------
       Total Deferred Credits                       1,140          1,076
   -----------------------------------------------------------------------------

   Commitments and Contingencies                        -              -
   -----------------------------------------------------------------------------

              Total                                $5,552         $4,962
   =============================================================================